SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. ANNOUNCES THE RESULT OF THE AUCTION FOR THE PLACEMENT OF THE SHARES RESULTING FROM THE REVERSE SPLIT

BOVESPA AUCTION OF OCTOBER 27, 2008 FOR THE SALE OF SHARES RESULTING FROM THE REVERSE SPLIT APPROVED IN THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING OF SEPTEMBER 11, 2008

São Paulo, Brazil - October 31, 2008 - Vivo Participações S.A. (“Vivo Part”), (BOVESPA: VIVO3 (Ord), VIVO4 (Pref), NYSE: VIV), announces today the total amount of common shares sold in the auction held on October 27, 2008 in the São Paulo Stock Exchange “Bolsa de Valores de São Paulo”: and the respective amounts per share to be credited to the shareholders pro rata to the fractions held by them before the auction are as follows;

Auction of October 27, 2008

Code	Class	Amount of Offered Shares	Amount of Shares Sold	Net Value per Share (1)
VIVO3	ON	622,179	30,000	R$ 0.95818760
VIVO4	PN	736,069	0	0

The 592,179 common shares and the 736,069 preferred shares that were not sold in the auction held on October 27, 2008 will be offered again in an auction to be held on November 06, 2008, by the reference price to be adjusted by the weighted average price of the last two trading sessions prior to the date of the new auction and the result shall be disclosed by the Company after the financial settlement date.

Considering that all the shares offered in the auctions herein above mentioned were not sold, the product of the common and preferred shares traded in the referred auctions will only be available to the shareholders entitled to receive such credits of the fractions after the sale of the totality of the remaining shares of the Company, as described herein below:

(a)           The shareholders whose shares are in custody of Banco ABN Amro Real S.A (“Banco Real”) shall attend to any agency of the referred bank to receive the amounts due to them;

(b)           The amount corresponding to the Shareholders that are in custody of the Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia - “CBLC”) will be directly credited in CBLC, which shall send it to the shareholders through the custody agents; and

(c)           In case of Shareholders whose shares are blocked or the register is not updated, the corresponding amount will be kept by the Company and at the disposal of the respective Shareholder, exclusively for payment, and shall be paid by means of the presentation of any document that evidences the raising of blocked shares or the shareholder identification, as the case may be, before any agency of Banco Real, the institution depositary of the registered book-entry shares issued by the Company.

São Paulo, October 31, 2008.
Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.
www.vivo.com.br

For further information please contact:
Investor Relations
Tel: 55 11 7420-1172
Email: ir@vivo.com.br

(1) Net Value of broker, settlement fee and fees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.